December 13, 2019

Morris C. Laster, MD
Co-Chairman and Chief Executive Officer
Scopus BioPharma Inc.
420 Lexington Avenue, Suite 300
New York, New York 10170

       Re: Scopus BioPharma Inc.
           Draft Offering Statement on Form 1-A
           Submitted November 15, 2019
           CIK No. 0001772028

Dear Dr. Laster:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted November 15, 2019

Summary
Our Drug Candidates, page 6

1. We note your disclosure on pages 7 and 60 that your initial strategy is to "focus on indications that have been proven to be responsive to cannabinoids...."
Please balance
      your disclosure by specifying that FDA has, to date, approved one cannabis-derived and three cannabis-related drug products.
Critical Accounting Policies and Estimates, page 51

2. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and
 Morris C. Laster, MD
Scopus BioPharma Inc.
December 13, 2019
Page 2
       beneficial conversion features.
Financial Statements
Notes to Financial Statements
6. Stock Options, page F-35

3. You state "As of December 31, 2018, total unrecognized stock-based compensation expense of $112,290 is expected to be recognized over the remaining contractual term of
       9.75 years." Please explain to us why you believe this complies with generally accepted accounting principles rather than recognizing stock-based compensation over the vesting period which is three years and revise as necessary.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Christine Torney at 202-551-3652 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameMorris C. Laster, MD
                                                             Division of
Corporation Finance
Comapany NameScopus BioPharma Inc.
                                                             Office of Life
Sciences
December 13, 2019 Page 2
cc:       Mark J. Wishner, Esq.
FirstName LastName